Dana Incorporated World Headquarters P.O. Box 1000 Maumee, Ohio 43537-7000 Dana.com

Filed by Dana Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dana Incorporated

Commission File No.: 001-01063

Date: June 11, 2026

The following communication is being filed in connection with the proposed business combination between Dana Incorporated and Mobility (USA) Corporation, a wholly owned subsidiary of Eaton Corporation plc.

June 11, 2026

Dear Valued Customer,

We are pleased to share that Dana Incorporated has entered into a definitive agreement to combine with Eaton’s Mobility business—an important step that strengthens our ability to serve you even more effectively in the years ahead.

This combination brings together two highly complementary portfolios, uniting Dana’s global driveline, sealing, and thermal technologies with Eaton Mobility’s advanced transmission, power management, and electrification capabilities. The result will be a more comprehensive provider with expanded solutions across light and commercial vehicle markets.

What this means for you

Our focus throughout this process remains clear: continuity, reliability, and long-term value for our customers.

•

Business as usual: There will be no changes to how we work together today. Your existing contacts, programs, and commitments remain unchanged as we continue operating independently until the transaction closes.

•	Expanded capabilities: The combination will enhance our ability to deliver a broader range of integrated solutions across conventional and electrified propulsion systems.

•	Greater scale and support: With a larger global footprint and deeper engineering resources, we will be even better positioned to support your programs across regions and product platforms.

•	Innovation and long-term partnership: By bringing together complementary expertise, we are accelerating our ability to develop next-generation technologies that support your evolving needs.

The transaction is expected to close in the first quarter of 2027, subject to approval by Dana shareholders, receipt of regulatory approvals, and other customary closing conditions. Until that time, both companies will continue to operate independently, ensuring seamless service and uninterrupted support.

We recognize that strong partnerships are built on trust, consistency, and performance—and those priorities will not change. You can continue to rely on us to deliver the quality, responsiveness, and technical leadership you expect from Dana.

Thank you for your continued partnership and confidence in Dana.

Sincerely,

Dana Incorporated

Cautionary Notes on Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Eaton Corporation plc (“Eaton”), Dana Incorporated (“Dana”) and Mobility (USA) Corporation (“SpinCo”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction and financing of the transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic and synergistic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Dana’s current expectations and are subject to risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, the ability to complete the proposed transaction on the timeframe or on the terms currently anticipated or at all, including due to a failure to obtain requisite stockholder and/or regulatory approvals; risks related to difficulties, inabilities or delays in integrating the businesses of Dana and SpinCo; the ability to realize the anticipated benefits of the proposed transaction, including estimated combined EBITDA, estimated combined revenue and estimated run-rate cost synergies; potential impact of the announcement or consummation of the proposed transaction on Eaton and Dana’s stock prices; restrictions on the conduct of Eaton and Dana’s respective businesses prior to closing and on each of their ability to pursue alternatives to the proposed transaction; the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, or unforeseen or unknown liabilities; the ability of the combined company to implement its business strategy; the inability of the combined company to retain and hire key personnel; the occurrence of any event that could give rise to termination of the proposed transaction; the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; risks relating to the ability to obtain financing for the transaction upon acceptable terms or at all; evolving legal, regulatory and tax regimes; changes in general economic and/or industry specific conditions; global economic repercussions related to U.S. and global inflationary pressures and potential recessionary concerns; the risks that the anticipated tax treatment of the proposed transaction is not obtained; the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of Eaton; risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and other risk factors detailed from time to time in Eaton and Dana’s reports filed with the Securities and Exchange Commission (the “SEC”), including Eaton and Dana’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Dana does not undertake, and expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction, SpinCo may file with the SEC an information statement on Form 10 (“Form 10”) or a registration statement on Form S-1/S-4 (the “Form S-1/S-4”) that constitutes a prospectus with respect to the shares of common stock, par value $0.01 per share, of SpinCo (the “SpinCo shares”) to be issued to Eaton shareholders in the proposed exchange offer (the “prospectus/offer to exchange”). Eaton may also file with the SEC a tender offer statement (the “Schedule TO”) with respect to the offer by Eaton to exchange all SpinCo shares for ordinary shares, par value $0.01 per share, of Eaton that are validly tendered and not properly withdrawn prior to the expiration of the exchange offer (if any). In addition, SpinCo intends to file with the SEC a registration statement on Form S-4 (the “Form S-4”) that will include a proxy statement of Dana and that also constitutes a prospectus of SpinCo with respect to the SpinCo shares to be issued in the proposed merger (the “proxy statement/prospectus”). Each of Eaton, SpinCo and Dana may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Form 10, Form S-1/S-4, Schedule TO, Form S-4, prospectus/offer to exchange, proxy statement/prospectus or any other document that Eaton, SpinCo or Dana may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, THE SCHEDULE TO, THE PROSPECTUS/OFFER TO EXCHANGE, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT EATON, DANA, SPINCO AND THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Form 10, Form S-1/S-4, Schedule TO, Form S-4, the prospectus/offer to exchange and the proxy statement/prospectus (if and when available) and other documents containing important information about Eaton, Dana and SpinCo and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by Eaton and SpinCo will be available free of charge on Eaton’s website at https://www.eaton.com/us/en-us/company/investor-relations.html. Copies of the documents filed with, or furnished to, the SEC by Dana will be available free of charge on Dana’s website at https://danaincorporated.gcs-web.com/. The information included on, or accessible through, Eaton or Dana’s website is not incorporated by reference into this communication.

Participants in the Solicitation

Eaton, Dana, SpinCo and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Eaton, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Eaton’s proxy statement for its 2026 Annual General Meeting of Shareholders, which was filed with the SEC on March 13, 2026. Information about the directors and executive officers of Dana, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Dana’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on March 13, 2026. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the Form 10, Form S-1/S-4, Schedule TO, Form S-4, the prospectus/offer to exchange and the proxy statement/prospectus carefully if and when available before making any voting or investment decisions. You may obtain free copies of these documents from Eaton or Dana using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy or exchange any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or in a transaction exempt from the registration requirements of the Securities Act.